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                                                                   EXHIBIT 21.01

Strayer University, Inc. is a Maryland corporation and wholly-owned subsidiary of Strayer Education, Inc.

Education Loan Processing, Inc. is a Virginia corporation and wholly-owned subsidiary of Strayer Education, Inc.